EXHIBIT 99.6
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                     TELE NORTE CELULAR PARTICIPACOES S. A.
                              Open Capital Company

                            CNPJ - 02.558.154/0001-29

         ADMINISTRATION PROPOSAL FOR APPROPRIATION TO INVESTMENT RESERVE

Dear Shareholders,

The Administration Board of Tele Norte Celular Participacoes S. A. ("Tele Norte Celular Participacoes") has proposed to the General Shareholders Meeting, for the past few years, that the retention of earnings to pay for new investments be allocated to the Retained Earnings account, pursuant to article 41, (ii), of the Company's by-laws. However, in order to fulfill the legal requirements while being a "transparent" company, and in despite of what is set forth by the company bylaws, the Board proposes the creation of a Statutory Reserve for Investments, as follows:

1-  Proposal for Appropriation to Investments Reserve
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The Administration of the Company, pursuant to article 194 Law No. 6.404/76, proposes to the General Shareholders Meeting the creation of a Statutory Reserve for Investments; the annual portion of net income to be attributed to it shall be in accordance with capital budget previously approved by a general meeting and it will be used to pay for the expansion of Company's and its subsidiaries' activities, inclusively through subscriptions for capital increase or the creation of new businesses. It shall follow the principles listed below:

a) The remaining balance of the Net Income for the year may be appropriated in its totality to this Reserve.

b) It may not be approved with prejudice to the distribution of compulsory dividends, as provided in article 39, sole paragraph;

The balance of this reserve, as well as all profit reserves, except those for contingencies and for realizable profits, may not exceed the share capital; should this limit be reached, a general meeting shall decide whether the excess shall be applied to pay up or to increase the capital, or to distribute dividend pursuant to article 199 of Law 6.404/76.

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       Administration Proposal For Appropriation To Investment Reserve        1


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2-  Proposal for Company By-Laws modification
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Due to the creation of a Statutory Reserve for Investments, the Board proposes the modification of article 41 and the creation of a second paragraph to article 39 of the company bylaws, as follows:

              Article 41 - After compulsory minimum dividends are paid, the General Shareholders Meeting shall deliberate on the appropriation of the remaining balance of the Net Income for the year. The Board may present a proposal for the appropriation, including: (i) distribution of complementary dividends to shareholders; (ii), the creation of a Statutory Reserve for Investments, pursuant to article 39, second paragraph of current Company Bylaws. "

              Article 39 - Second paragraph - The remaining balance of the Net Income for the year may be appropriated in its totality to the Investment Reserve, if in accordance with capital budget previously approved by a general meeting, to be used in the expansion of the company's activities or creation of new businesses. The balance of this reserve, as well as all profit reserves, except those for contingencies and for realizable profits, may not exceed the share capital; should this limit be reached, a general meeting shall decide whether the excess shall be applied to pay up or to increase the capital, or to distribute dividend pursuant to article 199 of Law 6.404/76.

Brasilia,  February 10th   2003

Arthur Joaquim de Carvalho
Administration Board Chairman




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